UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

      Waste Systems International, Inc. (f/k/a BioSafe International Inc.)
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                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                          -----------------------------
                         (Title of Class of Securities)

                                    94106P209
               ---------------------------------------------------
                                 (CUSIP Number)

                          Wendy Schnipper Clayton, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                            Wellesley, MA  02482-7910
                                  781-283-8500
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                          -----------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                   May 6, 1999
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                          -----------------------------
             (Date of Event which Requires filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
  schedule because of Rule 13d-1(b) (3) or (4), check the following box [   ].

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 2 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital Management, LLC
     04-3300754
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [   ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [   ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Commonwealth of Massachusetts

NUMBER OF           7         SOLE VOTING POWER
SHARES                        7,356,926
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     7,356,926
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,356,926
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.03%
14   TYPE OF REPORTING PERSON *
     IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 3 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B III Capital Partners, L.P.
     04-3341099
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     WC
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        7,356,926
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     7,356,926
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,356,926
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.03%
14   TYPE OF REPORTING PERSON *
     PN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 4 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     DDJ Capital III, LLC
     04-3317544
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     SEE ITEM #5                             (a) [ X ]
                                             (b) [    ]
3    SEC USE ONLY
4    SOURCE OF FUNDS*
     OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                            [     ]
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF           7         SOLE VOTING POWER
SHARES                        7,356,926
BENEFICIALLY        8         SHARED VOTING POWER
OWNED BY
EACH                9         SOLE DISPOSITIVE POWER
REPORTING                     7,356,926
PERSON WITH         10        SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,356,926
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [     ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     46.03%
14   TYPE OF REPORTING PERSON *
     OO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 5 OF 9 PAGES

ITEM 1.   SECURITY AND ISSUER:

     This Amendment No. 4 to Schedule 13D ("Amendment No. 4") should be read in conjunction with the Schedule 13D dated June 26, 1997 ("Schedule 13D"), Amendment No. 1 to Schedule 13D dated May 11, 1998 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D dated August 3, 1998 and Amendment No. 3 to
Schedule 13D dated February 26, 1999 each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 4 amends the
Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.

     This filing of this Amendment No. 4 is not, and should not be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

     This statement relates to shares of the common stock , par value of $.01 per share, (the "Shares") of Waste Systems International, Inc. (f/k/a BioSafe International, Inc.) (the "Company"). The principal executive offices of the Company are located at Lexington Office Park, 420 Bedford Street, Suite 300, Lexington, MA 02173.

ITEM 3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     Item 3 is amended and restated as follows:

     On June 26, 1997, B III Capital Partners, L.P. (the "Fund") purchased 50,000 Shares of Series A Convertible Preferred Stock (the "Preferred Stock") through a private placement transaction for cash in the amount of $5,000,000.00. Pursuant to the terms of the Preferred Stock, the shares of Preferred Stock may, at the option of the holder, be converted at any time or from time to time into Shares. The Preferred Stock may by converted into 3,555,555 Shares (taking into account the reverse stock split since such date). In addition, as provided in the Certificate of Designations, Preferences, and Rights of the Preferred Stock, the Company at its option may convert the Preferred Stock in the event that after June 26, 1998, the average closing price of the Company's Shares reaches a certain level for a period of time. On August 3, 1998, the Preferred Stock was converted at the Company's option into 3,555,555 Shares. Accordingly, the Fund no longer owns Preferred Stock and owns 3,555,555 Shares outright.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 6 OF 9 PAGES

     On February 12, 1998, the Fund purchased Subordinated Notes and 11,851 Shares (taking into account the reverse stock split) pursuant to a private placement for cash. $40,000 of the purchase price was allocated to the purchase of the Shares.

     On May 11, 1998, the Fund purchased $20,000,000 face amount of 7% Subordinated Notes due 2005 (the "Notes") under Rule 144A, following a private placement to the Initial Purchaser, for cash in the amount of $20,000,000. Pursuant to the terms of such Notes, they may be converted at any time until payment of the Notes, into Shares at a conversion price per share equal to $10.00 per Share, subject to adjustment. On May 6, 1999 the Fund converted $5,680,778 face amount of the Notes for 1,220,098 Shares of common stock pursuant to an Offer to Exchange made by the Company to all the holders of its Notes. Under the terms of the offer, the conversion price was equal to the closing price of the common stock on the Nasdaq Small Cap Market on the date of the first closing of the exchange offer. The remaining $14,319,222 face amount of Notes owned by the Fund may still be converted at $10.00 per share, as described above. Accordingly, as a result of its ownership of such remaining Notes, the Fund may be deemed to own 1,431,922 Shares.

On February 25, 1999, the Fund purchased Units consisting of $22,500,000 face amount of Senior Notes due 2006 and 337,500 Warrants under Rule 144A for cash in the amount of $22,500,000. The Fund may, at any time begging 9/2/99 until 3/2/04, convert the Warrants into Shares at a conversion price equal to $6.25 per Share. Accordingly, as a result of its ownership of the Warrants, the Fund may be deemed to beneficially own 337,500 Shares, all of which Shares have been included in this filing.

     On February 26, 1999, the Fund purchased an additional $8,000,000 face amount of 7% Subordinate Notes due 2005 (the "Notes") for cash in the amount of $7,458,000. The Fund may, at any time, until payment of the Notes, convert the Notes into Shares at a conversion price per share equal to $10.00 per Share, subject to adjustment. Accordingly, as a result of its ownership of the Notes, the Fund may be deemed to own 800,000 Shares.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 7 OF 9 PAGES

ITEM 5.   INTEREST IN SECURITIES OF ISSUER:

     Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below.

     (a) The Fund beneficially owns, and DDJ III and DDJ beneficially own as general partner and investment manager, respectively, of the Fund 7,356,926 Shares (assuming conversion of all of its Notes and exercise of all its Warrants
- see Item 3), or approximately 46.03% of the outstanding Shares of the Company. David J. Breazzano and Judy K. Mencher, each a principal of DDJ, serve on the Board of Directors of the Company and have been granted stock options pursuant to the Company's 1995 Stock Option Plan for Non-employee Directors. As of the date of filing, Mr. Breazzano may be deemed to beneficially own 6,750 shares of common stock as a result of ownership of stock options exercisable within 60 days. As of the date of filing, Ms. Mencher may be deemed to beneficially own 6,685 shares of common stock as a result of ownership of stock options exercisable within 60 days. Other than as set forth in this Item 5, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships
               With Respect to Securities of the Issuer.

     Item 6 is amended by adding the following paragraph:

     In connection with the Offer to Exchange described in Item 3, the Fund executed an exchange agreement in the form required by the offer.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 8 OF 9 PAGES


                                   Signature:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:  / s / Wendy Schnipper Clayton
     -------------------------------------------
     Wendy Schnipper Clayton
     Attorney-In-Fact*

*Limited Power of Attorney filed with the SEC on September 10, 1998.

                                  SCHEDULE 13D

CUSIP NO. 94106P209                     PAGE 9 OF 9 PAGES


     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02482-7910. Mr. Breazzano and Ms. Mencher are U. S. citizens.


NAME             PRINCIPAL OCCUPATION OR EMPLOYMENT
=====            =======================================

David J. Breazzano    Principal of DDJ Capital Management, LLC, DDJ Galileo,
                 LLC and DDJ Copernicus, LLC

Judy K. Mencher  Principal of DDJ Capital Management, LLC, DDJ Galileo, LLC,
                 DDJ Copernicus, LLC, Vice President of DDJ Overseas Corporation and Director of Kepler Overseas Corp.